Mail Stop 3561

September 29, 2009

John N. Pesarsick
Chief Financial Officer
Portec Rail Products, Inc.
900 Old Freeport Road,
Pittsburgh, Pennsylvania 15238-8250

> **Re: Portec Rail Products, Inc.**
> **File No. 000-50543**
> **Form 10-Q: For the Quarter ended March 31, 2009**
> **Form 10-Q: For the Quarter ended June 30, 2009**

Dear Mr. Pesarsick:

We have reviewed your response letter dated September 16, 2009 and have the following comment. We have asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please be as detailed as necessary in your explanation.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comment via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-Q: For the Quarter Ended March 31, 2009

Goodwill and Other Intangible Assets, page 25

We note your response to our prior comment. However, as stated in our prior comment the factors listed in paragraph 8 of SFAS 144 are examples and are not intended to be an all inclusive list. We believe that the factors listed in our previous letter, which are factors specific to your situation, are changes in circumstances that may indicate that the carrying amount may not be recoverable and that require testing for recoverability under SFAS 144.

Please clarify for us the following points from your response:

- You state that sales to this customer have been affected. Please quantify for us the impact on sales dollars and volume on a quarterly basis beginning with the first quarter of FY2008.

- Please quantify for us the impact on sales price and gross profit margin of the G-van product on a quarterly basis beginning with the first quarter of FY2008.

- You state that you sell more than the G-Van product to this customer. Please provide for a break down of total sales dollars and volume to this customer by product type beginning with the first quarter of 2008.

- You state that the operating location that you sell the G-van product to has not been permanently closed. Please tell us if this location had been temporarily closed and the duration of this closure. Please tell us if this location is currently closed or in operation. Additionally please tell us if you are aware any future planned shutdowns of this location whether on a temporary or permanent basis.

- You state that there have been no known plans by your customer to discontinue the manufacturing of those vehicles which utilize your products. Please tell us if you are aware of a decrease in the manufacturing of those vehicles which utilize your products. If so, please quantify the estimated impact on your sales of this product.

- You state that the annual future operating cash flows that are necessary to support the net book value of these intangibles assets can still be attained despite the lower sales volume in 2009. Please tell us your basis for this statement. Please tell us the nature of the analysis you have performed to support this assertion. Please quantify the results of these analyses for us.

- You state that the G-van product is portable and can be sold to any company. Please tell us the amount of sales to other customers on a quarterly basis beginning with the first quarter of 2008.

In addition, given the known conditions with your customer and the significant declines in SSD sales and operating income in the first and second quarters of 2009 we believe you should have performed impairment testing on the unique customer relationship and patented vehicle restraint technology as of March 31, 2009 and June 30, 2009. Please perform testing and provide us with the results.

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You may contact Aamira Chaudhry at 202-551-3389 with any questions. You may also call me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief